SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.)

CNH GLOBAL N.V.
Form 6-K for the month of January 2007
List of Exhibits:
1.	News Release entitled, “Maserati North America and CNH Capital Debut Maserati Financial Services”

Maserati North America and CNH Capital Debut Maserati Financial Services
For more information contact:
Communications (+1) 847 955-3939
Captive Financing Unit of CNH Capital Will Serve Maserati U.S. Dealer Network
ENGLEWOOD CLIFFS, N.J. and RACINE, Wis. (January 8, 2006) — Maserati North America Inc. and CNH Capital America LLC, the financial services business of agricultural and construction equipment maker CNH Global N.V. (NYSE: CNH), today announced the formation of a captive finance unit, Maserati Financial Services.
On November 1, 2006 Maserati Financial Services became the preferred financing source for Maserati dealers throughout the U.S. Participating dealers will offer innovative lease and finance solutions designed exclusively for Maserati customers. Maserati Financial Services will be staffed with a team of dedicated specialists to service the purchasing needs of Maserati customers.
“With CNH Capital’s extensive experience in operating successful captive financing programs, we are now able to offer Maserati customers a dedicated source of financial services. Maserati Financial Services will focus on providing an experience commensurate with the Maserati brand,” said James Selwa, President, Maserati North America. “Our customers deserve a committed effort that provides favorable financing and leasing terms while boosting the brand’s aftermarket value through innovative remarketing programs.”
CNH Capital is a leading global equipment financing organization, with 500,000 customers worldwide and a network of over 12,000 dealers and distributors in the agriculture and construction markets. The company supports CNH Global’s Case and New Holland family of brands worldwide.
“Maserati serves an important segment of the auto market for our parent company, Fiat SpA (FIA.MI; NYSE: FIA), and we are uniquely positioned to help them as their line of luxury vehicles grows in sales. Our expertise in serving highly specialized market segments is a good match for Maserati customers’ finance needs,” said Steve Bierman, President, CNH Capital. “This is an exciting opportunity to share in the growth of another member in the Fiat family of companies. It is complementary to — but does not affect — our dedication to our agricultural and construction equipment business.”
The expansion of CNH Capital’s expertise with the formation of Maserati Financial Services is not expected to have an immediate material impact on CNH Global.
For more information on Maserati and Maserati Financial Services please visit http://www.maserati.com .

Maserati North America
Maserati North America is led by President and CEO James Selwa and is headquartered in Englewood Cliffs, NJ. North America represents roughly 40% of Maserati’s total volume. Success in the United States is mirrored globally by Maserati now present in 58 countries on five continents with an overall network of over 259 dealerships. In the main global markets, Maserati directly controls its subsidiaries, including a joint venture in China.
CNH Capital
CNH Capital, the financial services business of CNH Global N.V. (NYSE:CNH), offers a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on nearly 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $13 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia. More information about CNH Capital can be found at http://www.cnhcapital.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

January 10, 2007